Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(dollars in thousands)
Earnings:
Income (loss) before taxes from continuing operations	$(43,330)	$(88,655)	$(34,395)	$(25,557)	$4,439
Fixed charges	719	609	430	3,197	186
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—
Less interest capitalized	—	—	—	—	—
Less preference security dividend of subsidiaries	—	—	—	—	—
Less noncontrolling interest in pre-tax income of subsidiaries	—	—	—	—	—

Total Earnings	$(42,611)	$(88,046)	$(33,965)	$(22,360)	$4,625

Fixed Charges:
Interest expensed and capitalized	$65	$18	$8	$3,092	$12
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of interest within rental expense	654	591	422	105	174
Preference security dividend requirements of subsidiaries	—	—	—	—	—

Total Fixed Charges	$719	$609	$430	$3,197	$186

Consolidated ratio of earnings to fixed charges	—	—	—	—	25x
Consolidated deficiency of earnings to fixed charges	$42,611	$88,046	$33,965	$22,360	—
Preferred Security Dividends:
Accretion of dividends on Series A convertible preferred stock	—	—	—	—	—
Accretion of dividends on Series B preferred stock	—	—	—	—	—
Effective tax rate	—	—	—	—	—

Total Preferred Security Dividends	$—	$—	$—	$—	$—

Consolidated ratio of earnings to combined fixed charges and preferred security dividends	—	—	—	—	25x
Consolidated deficiency of earnings to combined fixed charges and preferred securities dividends	$42,611	$88,046	$33,965	$22,360	—

For purposes of calculating the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred security dividends, “earnings” represents the sum of income (loss) before taxes from continuing operations before adjustment for income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees, and the Company’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. “Fixed charges” consist of interest expensed and capitalized, amortized premiums , discounts and capitalized expenses related to indebtedness, an estimate of the interest within rental expense, and preference security dividend requirements of consolidated subsidiaries. “Preferred security dividend” is the amount of income before taxes that is required to pay the dividends on outstanding preferred securities.

The Company’s earnings were inadequate to cover fixed charges due to losses before taxes from continuing operations by $42.6 million for the year ended December 31, 2013, $88.0 million for the year ended December 31, 2012, $34.0 million for the year ended December 31, 2011, and $22.4 million for the year ended December 31, 2010.

The Company’s earnings were inadequate to cover combined fixed charges and preferred security dividends due to losses before taxes from continuing operations by $42.6 million for the year ended December 31, 2013, $88.0 million for the year ended December 31, 2012, $34.0 million for the year ended December 31, 2011, and $22.4 million for the year ended December 31, 2010.